UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)*

Under the Securities Exchange Act of 1934

XERIUM TECHNOLOGIES, INC.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
98416J118
(CUSIP Number)

with copy to:
James Forbes Wilson Carl Marks Management Company, LLC 900 Third Avenue, 33rd Floor New York, New York 10022 (212) 909-8444	Scott H. Moss, Esq. Lowenstein Sandler LLP 1251 Avenue of the Americas New York, New York 10020 (212) 262-6700
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 17, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 98416J118
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Carl Marks Management Company, LLC

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ X ]
3) SEC Use Only
4) Source of Funds (See Instructions): OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6) Citizenship or Place of Organization: Delaware

Number of	7) Sole Voting Power:	0
Shares Beneficially	8) Shared Voting Power:	0
Owned by
Each Reporting	9) Sole Dispositive Power:	0
Person With	10) Shared Dispositive Power:	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13) Percent of Class Represented by Amount in Row (11): 0%
14) Type of Reporting Person (See Instructions): PN

CUSIP NO. 98416J118
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Andrew M. Boas

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ X ]
3) SEC Use Only
4) Source of Funds (See Instructions): OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6) Citizenship or Place of Organization: United States Citizen

Number of	7) Sole Voting Power:	0
Shares Beneficially	8) Shared Voting Power:	0
Owned by
Each Reporting	9) Sole Dispositive Power:	0
Person With	10) Shared Dispositive Power:	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13) Percent of Class Represented by Amount in Row (11): 0%
14) Type of Reporting Person (See Instructions): IN

CUSIP NO. 98416J118
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
Robert C. Ruocco

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ X ]
3) SEC Use Only
4) Source of Funds (See Instructions): OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6) Citizenship or Place of Organization: United States Citizen

Number of	7) Sole Voting Power:	0
Shares Beneficially	8) Shared Voting Power:	0
Owned by
Each Reporting	9) Sole Dispositive Power:	0
Person With	10) Shared Dispositive Power:	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13) Percent of Class Represented by Amount in Row (11): 0%
14) Type of Reporting Person (See Instructions): IN

CUSIP NO. 98416J118
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):
James Forbes Wilson

2) Check the Appropriate Box if a Member of a Group (see Instructions):		(a) [ ]
		(b) [ X ]
3) SEC Use Only
4) Source of Funds (See Instructions): OO
5) Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e):
[ ]
6) Citizenship or Place of Organization: United States Citizen

Number of	7) Sole Voting Power:	0
Shares Beneficially	8) Shared Voting Power:	0
Owned by
Each Reporting	9) Sole Dispositive Power:	0
Person With	10) Shared Dispositive Power:	0

11) Aggregate Amount Beneficially Owned by Each Reporting Person: 0
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
[ ]
13) Percent of Class Represented by Amount in Row (11): 0%
14) Type of Reporting Person (See Instructions): IN

Explanatory Note

This Amendment No. 5 (this “Amendment”) amends and supplements the Schedule 13D relating to the common stock, par value $0.001 per share (“Common Stock”), of Xerium Technologies, Inc., a Delaware corporation (the “Issuer”), filed with the Securities and Exchange Commission (“SEC”) on June 3, 2010, as amended by Amendment No. 1 to the Schedule 13D (“Amendment No. 1”) filed with the SEC on September 14, 2010, Amendment No. 2 to the Schedule 13D (“Amendment No. 2”) filed with the SEC on August 22, 2011, Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) filed with the SEC on September 10, 2012, and Amendment No. 4 to the Schedule 13D (“Amendment No. 4”) filed with the SEC on June 29, 2018 (such Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, and Amendment No. 4, the “Schedule 13D”).  Except as specifically provided herein, this Amendment does not modify or amend any of the information previously reported in the Schedule 13D.  Any capitalized terms used and not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Amendment amends Item 4, Item 5 and Item 7 as set forth below. As set forth below, as a result of the transactions described herein, on October 17, 2018 each of the Reporting Persons ceased to be the beneficial owner of any shares of the Common Stock of the Issuer. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 4. Purpose of the Transaction

Item 4 of the Schedule 13D is amended and restated as follows:

On June 24, 2018, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Andritz AG, a joint stock corporation organized under the laws of Austria with its seat at Graz, Austria (the “Parent”) and XYZ Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (the “Merger Subsidiary”).

On October 17, 2018, the merger between the Issuer, the Parent and the Merger Subsidiary closed. Pursuant to the terms of the Merger Agreement, upon the closing of the merger, each outstanding share of Common Stock and vested director deferred stock unit were converted into the right to receive $13.50 per share or unit (the “Conversion”). Following the Conversion, the Reporting Persons ceased to be the owner of any shares of Common Stock of the Issuer.

Item 5. Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated as follows:

(a)   As of the date of the filing of this Amendment, the Reporting Persons no longer beneficially own any shares of Common Stock of the Issuer.

(b)   Not applicable.

(c)   Except as disclosed in this Amendment, the Reporting Persons did not enter into any transactions in the Common Stock of the Issuer within the past 60 days.

(d)   Not applicable.

(e)   On October 17, 2018, as a result of the Conversion, the Reporting Persons ceased to be the owner of any shares of Common Stock of the Issuer.

Item 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended by the addition of the following exhibits:

11.       Joint Filing Agreement, dated as of the date of this amendment.

 Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   October 17, 2018

CARL MARKS MANAGEMENT COMPANY, LLC

By:	/s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

 EXHIBIT INDEX

Exhibit 11   —     Joint Filing Agreement, dated as of the date of this Amendment.

EXHIBIT 11

Agreement Relating to Joint Filing of Statement on Schedule 13D

This Agreement will confirm the agreement by and among the undersigned that Amendment No. 5 to the Schedule 13D (the “Amendment”) filed on or about this date with respect to the beneficial ownership by the undersigned of shares of common stock, $0.001 par value per share, of Xerium Technologies, Inc., a Delaware corporation, is being filed on behalf of the undersigned.

Each of the undersigned hereby acknowledges that pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, each person on whose behalf the Amendment is filed is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; and that such person is not responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in one or more counterparts by each of the undersigned, each of which, taken together, shall constitute one and the same instrument.

Dated:  October 17, 2018

CARL MARKS MANAGEMENT COMPANY, LLC

By: /s/ James Forbes Wilson
Name: James Forbes Wilson
Title: Managing Member

/s/ Andrew M. Boas
Andrew M. Boas

/s/ Robert C. Ruocco
Robert C. Ruocco

/s/ James Forbes Wilson
James Forbes Wilson